File #: 0-12600

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2004

NORSAT INTERNATIONAL INC.

(Registrant’s Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F   ______

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____

No      X

If ‘Yes’ is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:      February 25, 2004

      By: s/ Troy Bullock
                                                                                             Troy Bullock

      CFO

NEWS RELEASE

For Immediate Release

Portable terminal sales and lower costs drive significant improvement over previous quarters

Burnaby, British Columbia, Canada (February 25, 2004, 10:00 AM PST) – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) today announced its financial results for the fourth quarter and year ended December 31, 2003, which reflect a significant improvement over previous quarters.

Financial Results

Revenues for the fourth quarter of 2003 were $3,400,104 and include OmniLink™ revenues of $1,043,677, representing the first deliveries of the Norsat OmniLink™ portable satellite terminals and related accessories to customers in the United States and Europe.  Microwave revenues of $2,356,427 remained consistent with the previous quarter but below the same period last year due to declining prices and a lower US dollar.  Total revenues for the fourth quarter of 2002 were $3,432,192, including $375,164 of DVB/IP Hub system sales, which are no longer a focus for the Company.

Revenues for fiscal 2003 were $12,980,269, down 12% from the $14,674,806 earned in fiscal 2002.  The 2003 results reflect the first sales from our emerging portable terminals business, offset by a lower average selling price of our Microwave products resulting from market pressures, a declining US dollar and a strong effort to reduce inventory levels. The 2002 comparative revenues also include DVB/IP Hub system sales of $1,565,013.

Gross margins in the fourth quarter increased to 35% compared to 33% in the same period last year. The improvement is due to both the sales from our new portable terminal business and to improved margins on our Microwave product sales.  In our previous quarterly reports, we discussed the negative impact on Microwave product margins resulting from market pressures, a focused effort to reduce inventory and the impact of a falling US dollar as well as our efforts to counter these negative events through significant reductions in our product costs. These efforts are now being realized with Microwave product margins steadily increasing from 16% in Q1 to 23% in Q2, 28% in Q3 and finally 32% in Q4.  On an annual, basis total gross margins were 28% compared to 41% for fiscal 2002.  The 2002 figures included significant contribution from the DVB/IP Hub system sales, which are no longer a focus for the Company.

“We are very pleased that Q4 revenues for the Norsat OmniLink™ family of portable terminals surpassed the million dollar level.  During the first nine months of the year, the Company made a major investment in developing a solid product that has tremendous market appeal. To continue our early product and revenue success, we will continue to focus on developing additional sales channel partners globally,” stated President and CEO Cameron Hunter.  “From a Microwave products perspective, we had another solid year.  We achieved several key objectives including a 73% reduction to inventory levels, freeing up cash resources, and greatly reducing the cost of product,” added Mr. Hunter.

Selling, general and administrative (SG&A) expenses in the fourth quarter were $1,063,436, 17% lower than the previous quarter and 25% lower than the $1,411,540 in the same period last year, primarily due to a continued reduction in administrative costs.  Selling and marketing efforts are focused on developing strong partnerships with resellers in key markets around the world to help leverage further sales. On an annual basis, 2003’s SG&A expenses decreased 1% to $5,744,876 from $5,830,112 in 2002.

Product development activities were $366,148, a 78% decrease from the $1,635,045 incurred in the fourth quarter of 2002.  The reduction was a result of the Company having completed the commercial release of the Norsat NewsLink™ Model 3200 and the Norsat SecureLink™ Model 3210 during the third quarter of 2003.  On-going development activities are focused on projects generating near-term revenue from our line of portable terminals.  On an annual basis, product development expenses decreased 35% to $3,313,171 from $5,102,929 in 2002.

The funding segment of the Technology Partnerships Canada (TPC) agreement has been completed and as a result nothing was recognized in the quarter compared to contributions of $1,278,838 in the same period last year.  Total contributions for 2003 were $667,467, compared to $2,829,821 for 2002.  The Company has been very pleased with the strong support from the TPC program and will continue to pursue further opportunities.

The net effect of the above factors was a loss before amortization, restructuring and other expenses of $243,125, compared to $690,885 in the previous quarter and $625,206 in the same period last year.  Year-to-date the loss was $4,702,939 compared to $2,021,040 in 2002.

“During the past four months we have reduced our quarterly operating costs to approximately one-half of what we were spending in the early part of the year.  With our new portable terminals now being available to the market, I am excited about our opportunities for 2004,” stated Mr. Hunter.

During the quarter the Company incurred additional restructuring charges of $92,680. Total amortization and restructuring costs declined 70% and totaled $172,346 compared to $578,855 in the same quarter in 2002.  On an annual basis, the charges decreased 32% to $2,334,678 from $3,425,365 recorded in 2002.

Other expenses for the fourth quarter decreased to $179,575 from $283,517 in the same period last year.  Total other expenses for 2003 were $1,077,871, up $348,199 from $729,672, primarily due to foreign currency losses and losses on disposal of equipment during the year.

The net loss for the quarter was $724,582 or $0.02 per share an improvement from  $1,581,762 or $0.05 per share in 2002.  The net loss for fiscal 2003 was $8,245,024 or $0.23 per share compared to $6,270,261 or $0.19 per share in fiscal 2002.

Fourth quarter highlights

   Norsat OmniLink™ portable terminals were sold to various customers in the United States and Europe including:

  Norsat SecureLink™ portable satellite terminal to a major US military contractor to provide secure satellite communication for military applications;

  Through one of our US resellers’, Norsat NewsLink™ portable satellite terminals to a US Government Agency to provide satellite communications that enable information related to overseas events to be made available for dissemination back in the United States.  The units were deployed in Iraq;

  Through one of our European resellers’, Norsat NewsLink™ portable satellite terminals for one the UK's leading 24-hour news broadcasters, SKY NEWS for their satellite news gathering (SNG) operations;

  Norsat SecureLink™ portable satellite terminal to Univeristy of California Davis’ Health and Technology Center to support their latest tele-medicine initiative; and

  Norsat NewsLink™ portable satellite terminals sold directly to European resellers to enable them to have a terminal readily available for demonstration and ongoing marketing activities.

   The Company completed a private placement raising $1.5 million, including 12% participation by senior management.

Highlights subsequent to the quarter

  Through one of our partners’, Norsat NewsLink™ portable satellite terminal to Hong Kong Cable Television Ltd. (CABLE TV) to provide coverage for the upcoming Taiwan elections.

  Norsat NewsLink™ portable satellite terminals sold directly to a reseller in India to enable them to have a terminal readily available for demonstration and ongoing marketing activities.

Liquidity and Capital Resources

The Company's cash and short-term investments balance at December 31, 2003 was $2,831,141, compared to $2,979,776 at December 31, 2002.

The Company had total working capital of $4,473,917 at December 31, 2003, compared to $6,903,355 at December 31, 2002.  This change in the Company's working capital position was a result of $4,438,131 received from the private placements and exercise of warrants during the year, which was offset by a cash loss from operations of $4,097,049.  Cash from working capital of $2,153,422 was generated primarily through a reduction in inventory and collection of accounts receivable but offset by a significant decrease in accounts payable and accrued liabilities.

The Company has been able to decrease its inventory from $5,488,813 at the beginning of the year to $2,656,649 at December 31, 2003 a reduction of more than 50%.  Furthermore, included in the December 31, 2003 balance is an investment of more than $1,200,000 in the new Norsat OmniLink™ inventory.

Subsequent to the year-end the Company was able to reach a settlement on an outstanding liability, which resulted in a recovery from discontinued operations of $750,185, which will be reflected in the first quarter of 2004.

Significant Accounting Policies and Estimates

Significant accounting policies are described in note 2 to the Consolidated Financial Statements included in Norsat's 2002 Annual Report.  A discussion of the critical accounting policies and the related estimates, are included in Management's Discussion and Analysis in the 2002 Annual Report.  There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2002, other than those discussed in note 2 of the following unaudited financial statements for the period ended December 31, 2003.

Quantitative and Qualitative Disclosures About Market Risk

The Company has operations in Canada and a number of countries outside of North America and therefore is subject to risks typical of an international business including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility.  Accordingly, the future results could be materially adversely affected by changes in these or other factors.

The Company’s sales and corresponding receivables are substantially in U.S. dollars.  However, the Company incurs the majority of its research and development, customer support costs and administrative expenses in Canadian and other local currencies.  Norsat is exposed, in the normal course of business, to foreign currency risks on these expenditures.  The Company has evaluated its exposure to these risks and has determined that its only significant foreign currency exposure at this time is to the US dollar.  At this time, the Company does not believe its exposure to other currencies is material.

The Company does not engage in hedging transactions as historically its gains and losses on foreign currency transactions have not been significant.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially.  Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

Norsat International Inc.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

		December 31,	December 31,
		2003	2002
		(Unaudited)	(Audited)

Assets
Current assets:
Cash and cash equivalents (note 7)		$2,581,141	$2,907,811
Short-term investments		250,000	71,965
Accounts receivable		1,836,726	4,314,419
Inventory		2,656,649	5,488,813
Prepaid expenses and other		176,269	419,927
Receivables from discontinued operations	-	41,581	504,364
		7,542,366	13,707,299

Property and equipment		1,482,744	2,696,490
Goodwill		440,095	440,095
Other assets		49,431	182,017
		$9,514,636	$17,025,901

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable		$381,646	$1,989,818
Accrued liabilities		1,753,400	3,211,479
Liabilities from discontinued operations		933,403	1,268,805
Deferred revenue		-	333,842
		3,068,449	6,803,944

Long-term debt		1,271,198	1,251,442

Shareholders' equity:
Share capital (note 3)		39,153,498	34,715,367
Contributed surplus (note 2 (b))		1,200,109	1,188,742
Equity component of long-term debt		1,909,127	1,909,127
Deficit		(37,087,745)	(28,842,721)
		5,174,989	8,970,515
		$9,514,636	$17,025,901

Subsequent event (note 7)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

(Unaudited)

		Three months ended December 31,		Year ended December 31,
		2003	2002	2003	2002

Sales		$3,400,104	$3,432,194	$12,980,269	$14,674,806

Cost of sales		2,213,645	2,289,653	9,292,628	8,592,626
		1,186,459	1,142,541	3,687,641	6,082,180

Expenses:
Selling, general and administrative		1,063,436	1,411,540	5,744,876	5,830,112
Product development Technology Partnerships		366,150	1,635,045	3,313,171	5,102,929
Canada funding	-	-	(1,278,838)	(667,467)	(2,829,821)
		1,429,586	1,767,747	8,390,580	8,103,220

Loss from continuing operations before amortization, restructuring, other expenses and income taxes		(243,127)	(625,206)	(4,702,939)	(2,021,040)

Amortization		79,666	299,536	1,101,998	1,766,507
Restructuring charge	-	92,680	279,319	1,232,680	1,658,858
		172,346	578,855	2,334,678	3,425,365

Loss from continuing operations before other expenses and income taxes		(415,473)	(1,204,061)	(7,037,617)	(5,446,405)

Other expenses (note 4)	-	179,575	283,517	1,077,871	729,672

Loss from continuing operations before income taxes		(595,048)	(1,487,578)	(8,115,488)	(6,176,077)

Income taxes		53,241	5,500	53,241	5,500

Loss from continuing operations		(648,289)	(1,493,078)	(8,168,729)	(6,181,577)

Loss from discontinued operations		(76,295)	(88,684)	(76,295)	(88,684)

Net loss		$(724,584)	$(1,581,762)	$(8,245,024)	$(6,270,261)

Deficit, beginning of period		(36,363,163)	(27,260,959)	(28,842,721)	(22,572,460)

Deficit, end of period		$(37,087,747)	$(28,842,721)	$(37,087,745)	$(28,842,721)

Basic and fully diluted net loss per common share		$(0.02)	$(0.05)	$(0.23)	$(0.19)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended December 31,			Year ended December 31,
		2003	2002	2003	2002

Cash provided by (used in):
Operations:
Loss from continuing operations		$(648,287)	$(1,493,078)	$(8,168,729)	$(6,181,577)
Items not involving cash:
Amortization		79,666	299,536	1,101,998	1,766,507
Issuance of common shares for services		-	-	-	259,845
Loss (gain) on disposal of property and equipment		(8,550)	197,753	281,450	197,753
Restructuring - write down of assets		-	131,586	-	131,586
Interest accreted on long-term debt and deferred finance cost amortization		86,336	16,380	299,785	322,325
Loss on conversion of promissory note		-	43,609	-	43,609
Foreign exchange loss (gain)		(12,026)	-	141,268	-
Stock-based compensation		11,367	-	11,367	-
Changes in non-cash operating working capital (note 6)	-	867,262	1,787,996	2,153,422	77,124
Cash provided by (used in) continuing operations		375,768	983,782	(4,179,439)	(3,382,828)

Loss from discontinued operations		(76,295)	(88,684)	(76,295)	(88,684)
Items not involving cash:
Other		-	25,324	-	25,324
Changes in non-cash working capital from discontinued operations	-	77,240	(198,129)	158,685	93,968
Cash used in discontinued operations	-	945	(261,489)	82,390	30,608
		376,713	722,293	(4,097,049)	(3,352,220)
Investments:
Net purchase of property and equipment		(10,205)	(66,518)	(98,497)	(228,479)
Purchase of short-term investment	-	-	(71,965)	(178,035)	(71,965)
		(10,205)	(138,483)	(276,532)	(300,444)
Financing:
Proceeds on exercise of warrants (note 3)		17,416	-	17,416	-
Issue of common shares and units (note 3)		1,508,544	18,513	4,420,715	970,386
Issue of long-term debt		-	(83,161)	-	2,953,188
Issue of promissory note	-	-	(16,858)	-	461,604
		1,525,960	(81,506)	4,438,131	4,385,178
Effect of change in exchange rates on cash		(38,541)	14,619	(391,220)	14,619

Increase (decrease) in cash and cash equivalents		1,853,927	516,923	(326,670)	747,133

Cash and cash equivalents, beginning of period		727,214	3,436,961	2,907,811	2,160,678

Cash and cash equivalents, end of period		$2,581,141	$3,953,884	$2,581,141	$2,907,811

Supplemental cash flow disclosure (note 6).

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

1 Continuing operations:

These interim consolidated financial statements (the "financial statements") have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing.  The Company has reported losses and negative cash flows from operations for the year ended December 31, 2003 and in prior years.

Management has undertaken to significantly reduce costs through a series of actions including, but not limited to, reducing the number of employees and reducing operating costs. Management is also pursuing additional revenue sources from its portable terminals and is considering other financing alternatives for its operations.  There can be no assurances that such financing, if required, will be available on a timely or cost effective basis.  The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

2 Significant accounting policies:

(a)

Basis of presentation:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting, and the accounting polices used, except as noted, are consistent with the most recent annual financial statements.  These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited annual consolidated financial statements, accompanying notes and management discussion and analysis included in the Company's 2002 Annual Report.

(b)

Stock-based compensation:

Effective January 1, 2002 the Company adopted the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for stock-based payments to non-employees.  The Company elected to apply the intrinsic value method of accounting for stock-based compensation awards granted to employees.  Under the intrinsic value method, compensation expense is recognized equal to the excess of the market price of the underlying stock at the grant date over the exercise price.  No compensation cost has been recognized in 2002 as the exercise price was equal to the market price on the grant date.

In 2003, CICA section 3870 was amended to require the fair value method to be applied to all employee stock-based compensation awards for fiscal years beginning on or after January 1, 2004.  During the fourth quarter of 2003, the Company elected to early adopt the fair value method to their employee awards, effective January 1, 2003.  Under the prospective method of adoption selected by the Company, the fair value method is applied to all employee awards granted on or after January 1, 2003.  During 2003, the Company granted stock options to employees and directors’ having a weighted average fair value of $0.24 per option.  The fair value was determined using the Black-Scholes valuation model assuming an average option life of three years, no dividends, expected annual volatility of 89%, and risk free interest rates of 3%.  The Company’s cost with the fair value method amounts to $282,426, of which $11,367 was expensed in 2003 and is included in selling, general and administrative expense.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

2 Significant accounting policies (continued):

(b)

Stock-based compensation (continued):

If compensation cost for the Company's employee awards issued on or after January 1, 2002 had been determined based on the fair value method at the applicable grant dates, the Company’s pro forma net loss for the three months and year ended December 31, 2003 would have increased by $63,000 to $787,582 and by $531,000 to $8,776,024 respectively.  The Company’s net loss per common share of $0.02 would remain unchanged and $0.23 would increase to $0.24 for the three months and year ended December 31, 2003 respectively. The weighted average fair value of options granted during 2002 was $0.90.  The fair value of options was determined using the Black-Scholes valuation model assuming an average option life of three years, no dividends, expected annual volatility of 93%, and risk-free interest rates of 3%.

3 Share capital:

On April 8, 2003, the Company entered into private placement agreements totaling 2,000,000 units at US$1.00 per unit, for cash proceeds of US$1,981,510 (CDN$2,919,290), net of share issue costs of US$18,967 (CDN$27,881), of which US$710,000 (CDN$1,050,870), was received during the first quarter.  Each unit consists of one common share of the Company and one share purchase warrant.  The warrants expire after three years, and entitle the holder to purchase one additional common share of the Company for US$1.00.

On October 31, 2003, the Company entered into private placement agreements totaling 2,792,000 units at $0.55 per unit, for proceeds of $1,501,425 net of share issue costs of $34,175.  The financing included participation by certain senior management of the Company of 332,000 units.  Each unit consists of one common share of the Company and one share purchase warrant.  The warrants expire after one year and entitle the holder to purchase one additional common share of the Company for $0.55 (US$0.42).

In addition, the Company came to an agreement with 820,668 existing common share purchase warrant holders to amend their existing warrant agreements to reduce the exercise price to US$0.42 (CDN$0.55) and shorten the expiry date to January 15, 2004.  During the fourth quarter, 31,667 of these amended warrants were exercised for proceeds of $17,416.  See note 7.

During 2003, the Company granted 1,189,200 stock options to employees and directors’ having a weighted average exercise price of $0.77 per option.  Also 667,300 stock options with a weighted average exercise price of $3.10 per option expired / were cancelled during the year.  See note 2 (b).

4 Other expenses:

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

5 Segmented information:

The following tables set forth information by operating segments from continuing operations for the three and year ended December 31, 2003 and 2002 respectively.

Norsat International Inc.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

(Unaudited)

6 Supplemental cash flow disclosures:

7 Subsequent event:

Subsequent to year-end, 789,001 of the amended share purchase warrants, described in note 3, were exercised for proceeds of $433,951.

In addition, subsequent to year end the Company reached a settlement on liability resulting in a gain from discontinued operations of $750,185.

8 Comparative figures:

Certain comparative figures have also been reclassified to conform with the financial statement presentation adopted in 2003.

About Norsat International Inc.

Norsat International Inc. designs and markets satellite products for high-speed data transmission, including the Norsat OmniLink™ group of portable satellite terminals for application in remote or hostile environments.

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More Information Contact

Troy Bullock	Norsat International Inc.
Chief Financial Officer Phone: 604-292-9032 Fax: 604-292-9011 Email: tbullock@norsat.com	300 – 4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9 www.norsat.com